Exhibit 12
NORTEL NETWORKS CORPORATION
Computation of Ratio of Earnings to Fixed Charges and Dividends

	Three	Six	Years ended December 31,
	months ended	months ended			2005	2004	2003
(millions of U.S. Dollars)	March 31, 2008	June 30, 2008	2007	2006	As restated	As restated	As restated

Earnings (loss) from operations before minority interest, equity in net earnings of associated companies and income taxes	$(25)	$(23)	$270	$141	$(2,656)	$(283)	$116

Add:
Fixed charges	109	213	547	447	311	290	320
Amortization of capitalized interest	—	—	—	—	—	—	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—	—

Subtract:
Interest capitalized	—	—	5	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	6	12	38	33	25	20	23
Minority interest in pre-tax income of subsidiaries without fixed charges	78	133	115	59	39	33	48

Income (loss) as adjusted	—	45	659	496	(2,409)	(46)	363

Fixed charges:
Interest expense
-Long-term debt	74	147	352	272	209	192	178
-Other	6	9	29	68	10	10	28
1/3 of rental expense on operating leases deemed to be representative of interest expense	20	37	109	66	58	60	87
Preference security dividend requirements of consolidated subsidiaries	6	12	38	33	25	20	23
Amortized premiums, discounts and capitalized expenses related to indebtedness	3	8	19	8	9	8	4

Fixed charges	109	213	547	447	311	290	320

Nortel Networks Corporation preference security dividend	—	—	—	—	—	—	—

Combined fixed charges and preference security dividend requirements	$109	$213	$547	$447	$311	$290	$320

Ratio of earnings to fixed charges	*	*	1.2	1.1	*	*	1.1

Ratio of earnings to combined fixed charges and preference security dividend requirements	* *	* *	1.2	1.1	* *	* *	1.1

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the three and six months ended June 30, 2008 by $59 and $168, respectively, and for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively.

**	The earnings of Nortel Networks Corporation were inadequate to cover combined fixed charges and preference security dividend requirements for the three and six months ended June 30, 2008 by $59 and $168, respectively, and for the years ended December 31, 2005 and 2004, by $2,720 and $336, respectively.